Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252212

ARES REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 10 DATED DECEMBER 15, 2023

TO THE PROSPECTUS DATED APRIL 17, 2023

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Ares Real Estate Income Trust Inc. dated April 17, 2023, as supplemented by Supplement No. 1 dated April 17, 2023, Supplement No. 2 dated May 3, 2023, Supplement No. 3 dated May 15, 2023, Supplement No. 4 dated June 15, 2023, Supplement No. 5 dated July 17, 2023, Supplement No. 6 dated August 15, 2023, Supplement No. 7 dated September 15, 2023, Supplement No. 8 dated October 16, 2023 and Supplement No. 9 dated November 15, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of January 1, 2024;
●	the calculation of our November 30, 2023 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	an update on our assets and performance;
●	an update to our executive officers;
●	updated information regarding our NAV calculation and valuation procedures; and
●	updated experts information.

●             JANUARY 1, 2024 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of January 1, 2024 (and redemptions as of December 31, 2023) is as follows:

Share Class	Transaction Price (per share)
Class T	$8.1423
Class S	8.1423
Class D	8.1423
Class I	8.1423
Class E	8.1423

The transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2023. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             NOVEMBER 30, 2023 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at areswmsresources.com/investment-solutions/AREIT and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to helping us administer the valuation and review process for the real properties in our portfolio, providing monthly real property appraisals, reviewing annual third-party real property appraisals, providing monthly valuations of our debt-related assets (excluding DST Program Loans), reviewing the internal valuations of DST Program Loans and debt-related liabilities performed by Ares Commercial Real Estate Management LLC (our “Advisor”), providing quarterly valuations of our properties subject to master lease obligations associated with the DST Program, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor Black Creek Diversified Property Advisors Group LLC, members or affiliates of the former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of November 30, 2023 and October 31, 2023:

	As of
(in thousands)	November 30, 2023	October 31, 2023
Investments in office properties	$565,200	$561,800
Investments in retail properties	686,750	688,700
Investments in residential properties	1,851,450	1,807,600
Investments in industrial properties	1,669,300	1,681,950
Total investment in real estate properties	4,772,700	4,740,050
Investments in unconsolidated joint venture partnerships	179,603	164,641
Investments in real estate debt and securities	362,307	348,093
DST Program Loans	109,081	115,364
Total investments	5,423,691	5,368,148
Cash and cash equivalents	20,051	15,453
Restricted cash	4,421	4,712
Other assets	73,089	62,874
Line of credit, term loans and mortgage notes	(1,933,617)	(1,826,888)
Financing obligations associated with our DST Program	(1,233,501)	(1,311,573)
Other liabilities	(75,208)	(83,288)
Accrued performance participation allocation	—	—
Accrued advisory fees	(3,270)	(3,272)
Noncontrolling interests in consolidated joint venture partnerships	(5,865)	(4,334)
Aggregate Fund NAV	$2,269,791	$2,221,832
Total Fund Interests outstanding	278,766	270,701

The following table sets forth the NAV per Fund Interest as of November 30, 2023 and October 31, 2023:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of November 30, 2023
Monthly NAV	$2,269,791	$232,163	$392,941	$56,607	$535,970	$395,080	$657,030
Fund Interests outstanding	278,766	28,513	48,259	6,952	65,826	48,522	80,694
NAV Per Fund Interest	$8.1423	$8.1423	$8.1423	$8.1423	$8.1423	$8.1423	$8.1423
As of October 31, 2023
Monthly NAV	$2,221,832	$235,810	$401,404	$57,306	$542,094	$401,953	$583,265
Fund Interests outstanding	270,701	28,730	48,906	6,982	66,047	48,973	71,063
NAV Per Fund Interest	$8.2077	$8.2077	$8.2077	$8.2077	$8.2077	$8.2077	$8.2077

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for our Fund Interests. As of November 30, 2023, we estimated approximately $67.5 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to modify or suspend our share redemption program at any time. Our NAV generally does not reflect the potential impact of exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of November 30, 2023, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Residential	Industrial	Weighted-Average Basis
Exit capitalization rate	6.7%	6.5%	5.1%	5.6%	5.7%
Discount rate / internal rate of return	7.8%	7.2%	6.6%	6.9%	6.9%
Average holding period (years)	9.5	10.0	10.0	10.0	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Office	Retail	Residential	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.6%	2.3%	3.3%	3.2%	3.0%
	0.25% increase	(2.4)%	(2.2)%	(3.0)%	(2.9)%	(2.8)%
Discount rate (weighted-average)	0.25% decrease	2.0%	1.9%	2.0%	2.0%	2.0%
	0.25% increase	(2.0)%	(1.8)%	(1.9)%	(2.0)%	(1.9)%

From September 30, 2017 through November 30, 2019, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for December 31, 2019, our property-level mortgages, corporate-level credit facilities and other secured and unsecured debt that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt based on market value as of the closing date. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per our valuation policy, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market. As of November 30, 2023, we classified all of our debt as intended to be held to maturity, and our liabilities included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition.

●             STATUS OF THIS OFFERING

As of December 1, 2023, we had raised gross proceeds of approximately $292.8 million from the sale of approximately 33.0 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $40.7 million. As of December 1, 2023, approximately $9.71 billion in shares remained available for sale pursuant to this offering, including approximately $1.46 billion in shares available for sale through our distribution reinvestment plan.

●             UPDATE ON OUR ASSETS AND PERFORMANCE

As of November 30, 2023, our consolidated investments include 96 real estate properties totaling approximately 19.8 million square feet located in 33 markets throughout the U.S., which were 95.0% leased.

As of November 30, 2023, our leverage ratio was 35.9% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property, net investments in unconsolidated joint venture partnerships, investments in real estate-related securities and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

Quarter-to-date through November 30, 2023, we raised gross proceeds of approximately $80.3 million, including proceeds from our distribution reinvestment plan and the sale of DST Interests (including $6.7 million of DST Interests financed by DST Program Loans). The aggregate dollar amount of common stock and OP Unit redemptions requested for October and November, which were redeemed in full on November 1, 2023 and December 1, 2023, respectively, was $33.6 million. During November 2023, we issued 9.7 million OP Units in exchange for DST Interests for a net investment of $79.4 million.

The following table sets forth the total returns for the periods ended November 30, 2023:

	Trailing One-Month (1)	Year-to-Date (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)
Class T Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(3.83)%	(7.76)%	(7.95)%	6.11%
Class T Share Total Return (without upfront selling commissions and dealer manager fees) (3)	(0.46)	(4.53)	(4.72)	6.23
Class S Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(3.83)	(7.76)	(7.95)	6.11
Class S Share Total Return (without upfront selling commissions and dealer manager fees) (3)	(0.46)	(4.53)	(4.72)	6.23
Class D Share Total Return (3)	(0.41)	(4.01)	(4.15)	6.48
Class I Share Total Return (3)	(0.39)	(3.79)	(3.91)	6.85
Class E Share Total Return (3)	(0.39)	(3.79)	(3.91)	6.90

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and is a compound rate of return that assumes reinvestment of all distributions for the respective time period, and excludes upfront selling commissions and dealer manager fees paid by investors, except for returns noted “with upfront selling commissions and dealer manager fees” (“Total Return”). Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.
(2)	NAV inception was September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return.
(3)	The Total Returns presented are based on actual NAVs at which shareholders transacted, calculated pursuant to our valuation procedures. From NAV inception to November 30, 2019, these NAVs reflected mark-to-market adjustments on our borrowing-related interest rate hedge positions; and from September 1, 2017 to November 30, 2019, these NAVs also reflected mark-to-market adjustments on our borrowing-related debt instruments. Prior to September 1, 2017, our valuation policies dictated marking borrowing-related debt instruments to par except in certain circumstances; therefore, we did not formally track mark-to-market adjustments on our borrowing-related debt instruments during such time.

●             UPDATE TO EXECUTIVE OFFICERS

The following disclosure updates the disclosure in “Management—Directors and Executive Officers” section of the Prospectus and all other similar disclosure.

Changes to our Executive Officers

On December 6, 2023, the board of directors of the Company appointed Taylor M. Paul to serve as Chief Financial Officer and Treasurer of the Company. Lainie P. Minnick transitioned from Chief Financial Officer and Treasurer to the Company’s Head of Debt Capital Markets effective as of December 6, 2023.

Mr. Paul, age 44, is our Managing Director who served as our Chief Accounting Officer since March 2018. He has held various positions with us and our former sponsor since 2006, including as Senior Vice President, Chief Accounting Officer from 2018 to 2021. He has also held similar leadership roles at other companies sponsored by affiliates of our former sponsor. Mr. Paul is a Managing Director who has served as Chief Accounting Officer, Real Estate in the Ares Management Corporation Finance and Accounting Department since July 2021. Mr. Paul is also a Managing Director who has served as Chief Accounting Officer for Ares Industrial Real Estate Income Trust, Inc. since February 2019. Mr. Paul’s responsibilities have included financial reporting, corporate and property accounting, financial planning and analysis and treasury management. In his current role, Mr. Paul oversees all aspects of our accounting, budgeting, financial reporting functions and certain treasury management and compliance functions for the Company. Prior to joining us, Mr. Paul was with KPMG LLP from 2003 to 2006. Mr. Paul holds a Bachelor’s Degree in Accounting and Spanish from Southwestern University in Georgetown, Texas and holds an active CPA license in the state of Colorado.

●             NET ASSET VALUE CALCULATION AND VALUATION PROCEDURES

Our board of directors amended our Net Asset Value Calculation and Valuation Procedures, which we refer to as our valuation procedures, in order to, among other things, clarify certain of the procedures followed in the calculation of the NAV with respect to our debt-related assets and unconsolidated investments. Set forth below are updates to the Prospectus, reflecting the amended valuation procedures.

1.The following supersedes and replaces the third paragraph under the caption “Net Asset Value Calculation and Valuation Procedures” in the section titled “Prospectus Summary” of the Prospectus and all other similar disclosure:

As a public company, we are required to issue financial statements generally based on historical cost, although we may elect a fair value option for reporting certain of our financial assets and liabilities, in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted policies and procedures, which adjust the values of certain of our assets and liabilities from historical cost to fair value. NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV differs from GAAP. As a result, our NAV should not be considered equivalent to stockholders’ equity or any other GAAP measure. See “Net Asset Value Calculation and Valuation Procedures” for more details regarding our NAV per share calculations.

2.The following supersedes and replaces the paragraph under the caption “Overview” in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy” of the Prospectus and all other similar disclosure:

Our board of directors, including a majority of our independent directors, has adopted these valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. As a public company, we are required to issue financial statements generally based on historical cost, although we may elect a fair value option for reporting certain of our financial assets and liabilities, in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted policies and procedures, which adjust the values of certain of our assets and liabilities from historical cost to fair value, as described below. As a result, our NAV may differ from the amount reported as stockholders’ equity on the face of our financial statements prepared in accordance with GAAP. The fair values of our assets and certain liabilities are determined using widely accepted methodologies and, as appropriate, the GAAP principles within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures and are used by ALPS in calculating our NAV and NAV per share. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from total equity or stockholders’ equity reflected on our audited financial statements, even if we are required to fully adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. Although we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and redemption price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

3.The following supersedes and replaces the first paragraph under the caption “Independent Valuation Advisor” in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy” of the Prospectus and all other similar disclosure:

With the approval of our board of directors, including a majority of our independent directors, we have engaged our Independent Valuation Advisor with respect to providing monthly real property appraisals and valuations for certain of our debt-related assets, reviewing annual third-party real property appraisals, reviewing the Advisor’s internal valuations of loans associated with our DST Program and debt-related liabilities, helping us administer the valuation and review process described under “Real Property” below for the real properties in our portfolio, and assisting in the development and review of the valuation procedures contained herein. Altus Group is a multidisciplinary provider of independent, commercial real estate appraisal, consulting, technology, and advisory services with multiple offices around the world, including in the United States, Canada, Europe and Asia Pacific. Altus Group is not affiliated with us or the Advisor. The compensation we pay to our Independent Valuation Advisor is not based on the estimated values of our assets or liabilities. Our board of directors, including a majority of our independent directors, may replace our Independent Valuation Advisor at any time. We will promptly disclose any changes to the identity or role of our Independent Valuation Advisor in this prospectus and in reports we publicly file with the SEC.

4.The following supersedes and replaces the first paragraph under the caption “Valuation of Consolidated Assets and Liabilities—Real Property Assets” in the Section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy” of the Prospectus and all other similar disclosure:

The overarching principle of the real property appraisal process is to produce real property appraisals that represent credible estimates of fair value. The estimate of fair value developed in the appraisals of our real properties may not always reflect, or may materially differ from, the value at which we would agree to buy or sell such assets. Further, we do not undertake to disclose the value at which we would be willing to buy or sell our real properties to any prospective or existing investor.

5.The following supersedes and replaces the third paragraph under the caption “Valuation of Consolidated Assets and Liabilities—Real Property Assets” in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy” of the Prospectus and all other similar disclosure:

Additionally, each real property is appraised each calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by the Advisor.

6.The following supersedes and replaces the first paragraph under the caption “Valuation of Consolidated Assets and Liabilities—Real Estate-Related Assets and Other Assets” in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy” of the Prospectus and all other similar disclosure:

Real Estate-Related Assets that are not restricted as to salability or transferability are fair valued monthly by our Advisor or another credible pricing source based on publicly available information. Generally, to the extent the information is available, such Real Estate-Related Assets are valued at the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last ‘‘bid’’ price. The value of these Real Estate-Related Assets that are restricted as to salability or transferability may be adjusted by the pricing source for a liquidity discount. In determining the amount of such discount, consideration is given to the nature and length of such restriction and the relative volatility of the market price of the asset.

7.The following supersedes and replaces the third paragraph under the caption “Valuation of Consolidated Assets and Liabilities—Real Estate-Related Assets and Other Assets” in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy” of the Prospectus and all other similar disclosure:

Other assets also include individual investments in mortgages, mortgage participations, mezzanine loans, as well as certain determined preferred equity investments (collectively, “Loan Assets”), and loans associated with our DST Program (as described under the “Valuation of Assets and Liabilities Associated with the DST Program” heading below) that are included in our determination of NAV at estimated fair value using widely accepted valuation methodologies.

8.The following supersedes and replaces the fifth paragraph under the caption “Valuation of Consolidated Assets and Liabilities—Real Estate-Related Assets and Other Assets” in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy” of the Prospectus and all other similar disclosure:

The Independent Valuation Advisor provides the monthly valuations of Loan Assets. Notwithstanding, newly acquired or originated Loan Assets are initially valued at cost, which is expected to represent fair value at that time. Each newly acquired or originated Loan Asset will be valued by the Independent Valuation Advisor within three months following the month of acquisition or origination, and thereafter will be subject to the regular monthly valuation process described above. The Independent Valuation Advisor generally does not act as the third-party pricing source for the remaining other assets described in this section, although it may, under certain circumstances, be engaged to do so.

9.The following supersedes and replaces the caption “Valuation of Consolidated Assets and Liabilities—Liabilities, Excluding Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges” in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy” of the Prospectus and all other similar disclosure:

Liabilities, Excluding Property-Level Mortgages, Corporate-Level Credit Facilities, Other Secured and Unsecured Debt, and Interest Rate Hedges

10.The following supersedes and replaces the caption “Valuation of Consolidated Assets and Liabilities—Liabilities - Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges” in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy” of the Prospectus and the first, second, third, fourth, and fifth paragraphs under such caption and all other similar disclosure:

Liabilities - Property-Level Mortgages, Corporate-Level Credit Facilities, Other Secured and Unsecured Debt, and Interest Rate Hedges

Our property-level mortgages, corporate-level credit facilities, and other secured and unsecured debt that are intended to be held to maturity, including those subject to interest rates hedges, are valued at par (i.e. at their respective outstanding balances) by the Advisor. Because we often utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge are treated as one financial instrument which are valued at par if intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein). This policy of valuing at par will apply regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes.

Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per the Real Property valuation policy described above, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market.

Our property-level mortgages, corporate-level credit facilities, and other secured and unsecured debt that are not intended to be held to maturity (in conjunction with any associated interest rate hedges that are not intended to be held to maturity) are fair valued by the Advisor using widely accepted valuation methodologies based on information provided by various qualified third-party valuation experts and data sources. Our Independent Valuation Advisor will review the Advisor’s fair value estimates for the property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity, excluding any impacts from interest rate hedges.

Estimated prepayment penalties will not factor into the valuation of our debt unless an interest rate hedge is definitively not intended to be held to maturity, in which case a hedge mark to market adjustment will be made at such time using a third-party pricing source.

Debt that is not intended to be held to maturity means any property-level mortgages that we definitively intend to prepay or transfer in association with any asset considered as held-for-sale from a GAAP perspective, other property-level mortgages or corporate-level credit facilities that we definitively intend to prepay, or any interest rate hedge that we definitively intend to terminate.

11.The following supersedes and replaces the content under the caption “Valuation of Consolidated Assets and Liabilities—Estimated NAV of Unconsolidated Investments” in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation” of the Prospectus and all other similar disclosure:

Excluding investments that are bought or sold during a given calendar year, each investment held through a joint venture or partnership that is considered an unconsolidated investment will be appraised by an Independent Appraisal Firm at least once per calendar year for purposes of determining our NAV. For valuations during interim periods, not less frequently than quarterly, either 1) the Advisor or a qualified third party that we engage will determine the estimated fair value of the investments owned by unconsolidated affiliates, or 2) we will utilize interim valuations determined pursuant to valuation policies and procedures established for such joint ventures or partnerships. The Advisor will also determine the fair value of any other applicable assets and liabilities of the joint venture using similar practices that we utilize for our consolidated portfolio. Once the associated fair values of assets and liabilities are determined, the value of our interest in any joint venture or partnership is then determined by using a hypothetical liquidation calculation based on our ownership percentage of the joint venture or partnership’s estimated NAV. If deemed an appropriate alternative to fair valuing applicable assets and liabilities individually, unconsolidated assets and liabilities held in a joint venture or partnership that acquires multiple investments over time may be valued as a single investment within the third-party appraisals that we receive or for interim valuations that are performed. The value of our interest in any joint venture or partnership that is a minority interest or is restricted as to salability or transferability may reflect or be adjusted for a minority or liquidity discount. In determining the amount of such discount, consideration may be given to a variety of factors, including, without limitation, the nature and length of such restriction.

Our Independent Valuation Advisor is generally not responsible for providing monthly appraisals of unconsolidated investments or reviewing third-party appraisals of unconsolidated investments; however, it may be engaged to do so.

12.The following is added as the final sentence to the paragraph under the caption “Valuation of Consolidated Assets and Liabilities—Probability-Weighted Adjustments” in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation” of the Prospectus and all other similar disclosure:

Our Independent Valuation Advisor is not responsible for determining or reviewing these adjustments.

13.The following supersedes and replaces the third paragraph under the caption “Valuation of Consolidated Assets and Liabilities—NAV and NAV per Share Calculation” in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation” of the Prospectus and all other similar disclosure:

Our most significant source of income is property-level net operating income. We accrue revenues and expenses on a monthly basis based on actual leases and operating expenses in that month. For the first month following a real property acquisition, we will calculate and accrue net operating income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. For NAV calculation purposes, organization and offering costs incurred as part of our corporate-level expenses related to our primary offering and offerings made pursuant to our DST Program reduce NAV as incurred, with the exception of organization and offering costs associated with DST Program offerings that were launched on or before August 31, 2023, which reduce NAV on a monthly basis ratably over a two-year period following the completion of each respective DST offering.

14.The following supersedes and replaces the paragraph under the caption “Valuation of Consolidated Assets and Liabilities—Oversight by our Board of Directors” in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation” of the Prospectus and all other similar disclosure:

All parties engaged by us in connection with our valuation procedures, including Altus Group, ALPS and our Advisor, are subject to the oversight of our board of directors. As part of this process, our Advisor reviews the estimates of the fair values of our real properties, Real Estate-Related Assets, and other assets and liabilities within our portfolio for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions. Although Third-Party Appraisal Firms, our Independent Valuation Advisor, or other pricing sources may consider any comments received from us or our Advisor or other valuation sources for their individual valuations, the final estimated fair values of our real properties are determined by our Independent Valuation Advisor in their appraisals, and the final estimates of fair values of our Real Estate-Related Assets, our other assets, and our liabilities are determined by the applicable pricing source as described above. With respect to the valuation of our real properties, our Independent Valuation Advisor provides our board of directors with periodic valuation reports and is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate.

●             EXPERTS

The statements included in this Supplement under the section titled “November 30, 2023 NAV Per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.